UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Quality Care Properties, Inc.

(Name of Issuer)
Common Stock, par value US$0.01 per share

(Title of Class of Securities)
747545101

(CUSIP Number)

May 17, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 747545101	SCHEDULE 13G	Page 2 of 10 Pages

1		NAME OF REPORTING PERSONS Falcon Edge Capital, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,637,754 shares of common stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,637,754 shares of common stock
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,637,754 shares of common stock
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.0%
12		TYPE OF REPORTING PERSON IA, PN

CUSIP No. 747545101	SCHEDULE 13G	Page 3 of 10 Pages

1		NAME OF REPORTING PERSONS Falcon Edge Global Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,666,354 shares of common stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,666,354 shares of common stock
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,666,354 shares of common stock
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.9%
12		TYPE OF REPORTING PERSON PN

CUSIP No. 747545101	SCHEDULE 13G	Page 4 of 10 Pages

1		NAME OF REPORTING PERSONS Moraine Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,971,400 shares of common stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,971,400 shares of common stock
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,971,400 shares of common stock
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.1%
12		TYPE OF REPORTING PERSON PN

CUSIP No. 747545101	SCHEDULE 13G	Page 5 of 10 Pages

1		NAME OF REPORTING PERSONS Richard Gerson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,637,754 shares of common stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,637,754 shares of common stock
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,637,754 shares of common stock
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.0%
12		TYPE OF REPORTING PERSON IN

CUSIP No. 747545101	SCHEDULE 13G	Page 6 of 10 Pages

Item 1.	(a) Name of Issuer

Quality Care Properties, Inc. (the "Issuer")

Item 1.	(b) Address of Issuer’s Principal Executive Offices

7315 Wisconsin Avenue, Suite 550 East

Bethesda, Maryland 20814

United States of America

Item 2.	(a) Names of Person Filing

This statement is filed by:

(1) Falcon Edge Global Master Fund, LP ("FEG Master Fund");

(2) Moraine Master Fund, LP ("Moraine Master Fund");

(3) Falcon Edge Capital, LP ("FEC"), as investment manager of FEG Master Fund and Moraine Master Fund; and

(4) Richard Gerson, as the sole director of the Falcon Edge (Cayman) GP, Ltd, indirectly controlling FEC.

Item 2.	(b) Address of Principal Business Office

The principal business office of FEC and Richard Gerson is 660 Madison Avenue, 19th Floor, New York, NY 10065, United States of America.

The principal business office of FEG Master Fund and Moraine Master Fund is Ugland House, P.O. Box 309, Grand Cayman KY1-1104, Cayman Islands.

Item 2.	(c) Place of Organization

FEC is a Delaware limited partnership. FEG Master Fund is a Cayman Islands exempted limited partnership. Moraine Master Fund is a Cayman Islands exempted limited partnership. Richard Gerson is a United States citizen.

Item 2.	(d) Title of Class of Securities

Common Stock, par value US$0.01 per share

Item 2.	(e) CUSIP No.:

747545101

CUSIP No. 747545101	SCHEDULE 13G	Page 7 of 10 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 747545101	SCHEDULE 13G	Page 8 of 10 Pages

Item 4. Ownership

The information required by Items 4(a) - (c) is set forth in Rows (5) - (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

The percentages set forth in this Schedule 13G are calculated based upon an aggregate of 94,196,282 shares of Common Stock outstanding as of March 31, 2018 as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2018 filed on May 9, 2018.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 747545101	SCHEDULE 13G	Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 29, 2018

FALCON EDGE CAPITAL, LP

By:	/s/ Richard Gerson
Richard Gerson, Chairman and CIO

FALCON EDGE GLOBAL MASTER FUND, LP By: Falcon Edge Capital, LP, as its Investment Manager

By:	/s/ Richard Gerson
Richard Gerson, Chairman and CIO

MORAINE MASTER FUND, LP By: Falcon Edge Capital, LP, as its Investment Manager

By:	/s/ Richard Gerson
Richard Gerson, Chairman and CIO

By:	/s/ Richard Gerson
RICHARD GERSON

CUSIP No. 747545101	SCHEDULE 13G	Page 10 of 10 Pages

Exhibit A

JOINT FILING STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: May 29, 2018

FALCON EDGE CAPITAL, LP

By:	/s/ Richard Gerson
Richard Gerson, Chairman and CIO

FALCON EDGE GLOBAL MASTER FUND, LP By: Falcon Edge Capital, LP, as its Investment Manager

By:	/s/ Richard Gerson
Richard Gerson, Chairman and CIO

MORAINE MASTER FUND, LP By: Falcon Edge Capital, LP, as its Investment Manager

By:	/s/ Richard Gerson
Richard Gerson, Chairman and CIO

By:	/s/ Richard Gerson
RICHARD GERSON